SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

HARRY S. PANGAS

DIRECT LINE: 202.383.0805

E-mail: harry.pangas@sutherland.com

December 21, 2015

Dominic Minore, Esq.

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Alcentra Capital Corporation
Registration Statement on Form N-2
Registration No. 333-205154

Dear Mr. Minore:

On behalf of Alcentra Capital Corporation (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Company on July 23, 2015, November 12, 2015, December 8, 2015 and on December 10, 2015 relating to the Company’s Registration Statement on Form N-2 (Registration No. 333-202154) (the “Registration Statement”). The Staff’s comments are set forth below in italics and are followed by the Company’s responses. Where revisions to the prospectus are indicated in the Company’s responses set forth below, such revisions have been included in Amendment No. 1 to the Registration Statement (“Amendment No. 1”) filed concurrently herewith.

Comments Received on July 23, 2015

Prospectus Summary (page 1)

1.      Please present the information appearing in this section, and elsewhere in the prospectus, in non-italic type.

Response: The Company has complied with the comment.

Business Strategy (page 5)

2.      The disclosure contained in the first paragraph states that although, in most cases, the Company’s portfolio investments are not rated by any rating agency, had they been rated, they would likely receive a rating below-investment grade (i.e., below a Standard & Poor’s rating of BBB- or Moody’s rating of Baaa3), which is often referred to as “high-yield” or “junk.”

ATLANTA	AUSTIN	GENEVA	HOUSTON	LONDON	NEW YORK	SACRAMENTO	WASHINGTON D.C.

Dominic Minore, Esq. December 21, 2015 Page 2

Because there is no specific information regarding where along the “below investment grade” rating spectrum the Company’s portfolio companies would fall, please delete the parenthetical “(i.e., below a Standard & Poor’s rating of BBB- or Moody’s rating of Baaa3).”

Also revise the disclosure to clarify that below investment grade is often referred to as “high yield” and “junk.”

Response: The Company has revised the disclosure as requested.

Fee and Expenses (page 18)

3.      Add the parenthetical “(20% of pre-incentive fee net investment income and capital gains)” to the incentive fees line item presentation.

Response: The Company has revised the disclosure as requested.

4.      Please include, either in a second expense example table or as part of the text appearing in the last paragraph on page 19, a presentation that assumes a 5% annual return from only realized capital gains subject to the capital gains incentive fee. Also adjust the disclosure appearing in the last paragraph on page 19 to conform to this request.

Response: The Company has revised the disclosure as requested.

5.      Please confirm the expense example numbers in the fee table. We calculate $79, $229, $370 and $689 for the 1, 3, 5 and 10 year numbers.

Response: The Company confirms that it agrees with the Staff’s calculations for the expense example numbers in the fee table. The Company notes that it has updated the expense example numbers in the fee table to reflect projected total dollar amount of cumulative expenses as of September 30, 2015 and in such example it has corrected the error that led to the discrepancy with respect to the March 31, 2015 figures noted in the Staff’s comment.

6.      Confirm that the fee table includes a provision for income taxes.

Response: The Company confirms that the fee table includes a provision for income taxes.

Dominic Minore, Esq. December 21, 2015 Page 3

7.      Explain why the fee table presents an incentive fee of 1.60% when the financial highlights presents incentives fees expense of 3.64%.

Response: The Company has updated both the fee table and the financial highlights table through September 30, 2015. As updated, the fee table presents an incentive fee of 1.81% and the financial highlights table present an incentive fee of 1.82%. The discrepancy between these two figures is because calculations in the fee table are based on net assets as of September 30, 2015 whereas calculations in the financial highlights table are based on average net assets over the previous three quarters.

8.      From footnote 5 to the fee table:

Assumes that annual incentive fees earned by the Adviser remain consistent with the incentive fees earned by the Adviser during the three months ended March 31, 2015, annualized for a full year, and includes accrued capital gains incentive fee. As of March 31, 2015, the Adviser has accrued no capital gains incentive fee.

Explain why the Company states it includes accrued capital gains incentive fees and then states that the Adviser has accrued no capital gains incentive fees. Did the Company accrue a capital gains incentive fee?

Response: As of September 30, 2015, the Company has accrued a capital gains incentive fee. The Company has revised the disclosure to be more clear.

Risks (page 22)

9.      Expand the disclosure contained in the first paragraph to make clear that this section also describes the special risks of investing in a business development company, including the risks associated with investing in a portfolio of small and developing or financially troubled businesses. See Item 8.6.e. of Form N-2. In this regard, add any additional risk factors as appropriate.

Response: The Company has revised the disclosure as requested.

10.  In your response letter, confirm that Company will not engage in reverse repurchase agreements. In the alternative, provide a description of reverse repurchase agreements, noting that they represent borrowing by the Company and, if true, that they are subject to the Company’s overall limitation on borrowing. Also highlight the risks pertaining to reverse repurchase agreements.

Response: The Company confirms that it has no intention of engaging in reverse repurchase agreements.

Dominic Minore, Esq. December 21, 2015 Page 4

11.  To the extent that the Company may materially invest in derivatives, please refer to the disclosure considerations set forth in the Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010).

Response: The Company has revised the disclosure accordingly. See page 80 of Amendment No. 1. Also, please see the risk factor entitled “we may expose ourselves to risks if we engage in hedging transactions” on page 45 of Amendment No.1.

Portfolio Composition (page 58)

12.  Please provide more detail on what the following disclosure appearing on page 61 is trying to explain:

$120.0 million of the portfolio (44.9%) had a first dollar loss at 0.0x - 1.0x EBITDA; $73.2 million of the portfolio (27.4%) had a first dollar loss at 1.0x - 3.0x EBITDA; $36.2 million of the portfolio (13.5%) had a first dollar loss of 3.0x - 4.0x EBITDA; and $21.2 million of the portfolio (7.9%) had a first dollar loss of 4.0x - 4.5x EBITDA; and $3.8 million of the portfolio (1.4%) had a first dollar loss >4.5x EBITDA.

Response: The disclosure appearing on page 60 is trying to classify the Company’s investments in its portfolio companies based on the value that such portfolio company would have to lose before the Company’s investment in such portfolio company would be subject to credit exposure. Starting with Management’s Discussion and Analysis for the quarter ending September 30, 2015 the Company has clarified the language to read as follows:

“$93.4 million of the portfolio (34.2%) had a first dollar of attachment of 0.0x-1.0x EBITDA; $121.7 million of the portfolio (44.6%) had a first dollar of attachment of 1.0x-3.0x EBITDA; $42.1 million of the portfolio (15.4%) had a first dollar of attachment of 3.0x-4.0x EBITDA; and $1.0 million of the portfolio (0.4%) has a first dollar of attachment of 4.0x-4.5x EBITDA; and $14.7 million of the portfolio (5.4%) had a first dollar of attachment of 4.5x EBITDA.”

Portfolio Companies (page 82)

13.  The “Type of Investment” column identifies the various types of portfolio company securities that the Company owns. However, it is not clear, in every instance, which of these securities constitute “voting securities.” Accordingly, based on the Company’s ownership of its portfolio companies’ voting securities, specifically identify which of its portfolio companies the Company would be deemed to “control” and which would be deemed an “affiliate” of the Company for purposes of the 1940 Act.

Response: The Company has provided this additional detail with respect to the Portfolio Company table in footnotes 7 and 8 thereto.

Dominic Minore, Esq. December 21, 2015 Page 5

Description of Our Debt Securities (page 129)

14.  In your response letter, please describe the types of debt that the Company contemplates offering through this registration statement. Additionally, undertake to advise us in advance of any proposed debt offering pursuant to this registration statement and to provide for staff review the preliminary prospectus supplement relating to any debt offering by the Company. Further undertake to clear all staff comments prior to the commencement of any such debt offering whenever the preliminary prospectus supplement materially differs from the form of prospectus supplement included in this registration statement at the time of effectiveness.

Response: The Company respectfully refers the Staff to the “Description of Our Debt Securities” section of the Prospectus for a description of the types of debt securities that the Company may offer, issue and sell pursuant to the Registration Statement. As noted in the above-referenced disclosure and as indicated in the Base Indenture filed as an exhibit to the Registration Statement, the Company may generally offer, issue and sell debt securities pursuant to the Registration Statement in the form of notes that may or may not be rated and/or listed on a national securities exchange, and that may have either fixed or floating interest rates. The Company will comply with the provisions of the 1940 Act in connection with, any issuance of debt securities applicable thereto, including Section 18 of the 1940 Act. In addition, while such notes may contain a provision that permits the conversion of such debt securities into common stock of the Company, the Company will fully comply with, among other things, Section 61 of the 1940 Act in connection therewith or other interpretive guidance issued by the Staff with respect thereto, including Bunker Hill Income Sec. (SEC No-Action Letter, pub. avail. Oct. 29, 1982).

The Company has filed forms of prospectus supplements as exhibits to the Registration Statement which contain certain disclosure that will be provided in connection with offerings of various debt securities. The Company undertakes to inform the Staff in advance of filing a prospectus supplement for the issuance of debt securities if such prospectus supplement contains materially different terms, including, without limitation, the removal or alteration of a covenant in a manner materially affecting the rights of the debtholders, from those disclosed in a form of prospectus supplement filed as an exhibit to the Registration Statement.

Dominic Minore, Esq. December 21, 2015 Page 6

15.  We note, from the disclosure appearing on page 131, that the indenture does not contain any provisions that give a holder of debt securities issued by the Company protection in the event the Company issues a large amount of debt or is acquired by another entity. Additionally, the disclosure appearing on page 142 indicates that the debt securities, whether secured or unsecured, of the Company will rank structurally junior to all existing and future indebtedness (including trade payables) incurred by the Company’s subsidiaries, financing vehicles or similar facilities. The disclosure appearing on page 75 also states that the Credit Facility that the Company has entered into “is secured by a first priority security interest in all of our portfolio investments, the equity interests in certain of its direct and indirect subsidiaries and substantially all of its other assets.”

Accordingly, please note that the prospectus supplement used with an offering of the Company’s debt securities should, as applicable:

(1)	Disclose that currently none of the Company’s indebtedness is subordinated to the debt securities. It should also disclose whether there is a current intention to issue indebtedness that expressly provides that it is subordinated to the debt securities.

(2)	Disclose that the debt securities are “structurally subordinated” and are “effectively subordinated” to all existing and future indebtedness of the Company and other obligations of its subsidiaries, financing vehicles and similar facilities. The significance of the debt securities being structural subordinated and effectively subordinated should be explained in plain English, specifically highlighting how such subordination affects the rights and priorities of the holders of the debt securities. Also, disclose the approximate total dollar amount of all liabilities and obligations to which the debt securities being offered are structurally subordinated and effectively subordinated.

(3)	Refrain from using the word “senior” in the title of any debt securities issued by the Company, or when describing/identifying their ranking, if the debt securities are not contractually senior in right of repayment to the other outstanding obligations of the Company. Even where the Company’s debt securities are contractually senior in right of repayment to the other outstanding obligations of the Company, consider the appropriateness of referring to the debt securities as “senior” when they are also are structurally subordinated to the obligations of the Company’s subsidiaries, financing vehicles and similar facilities.

(4)	Disclose that the debt securities will not be subject to any sinking fund and explain the significance thereof; for example, state that no amounts will be set aside for the express purpose of repayment of principal and any unpaid interest on the debt securities, and that repayment of the debt securities will depend upon the financial condition of the Company and its subsidiaries as they exist as of the maturity date of the debt securities.

Response: The Company acknowledges the Staff’s comment and will include the relevant disclosure in a prospectus supplement used with an offering of the Company’s debt securities.

Dominic Minore, Esq. December 21, 2015 Page 7

Description of Our Units (page 143)

16.  The disclosure contained in the second paragraph states that each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Therefore, the holder of a unit will have the rights and obligations of a holder of each included security.

Expand the disclosure to describe the 1) whether units present any unusual or unique risks that potential purchases should be aware of; 2) whether units have any influence or relationship with the asset coverage requirements of the 1940 Act; 3) whether units will have trading symbols of their own and/or whether holders will be able to trade the unit components individually; and 4) whether there are any voting right issues or conflicts with respect to unit components.

Moreover, disclose 1) how the Company benefits by issuing units; 2) how this benefit differs from the Company issuing the individual unit components; and 3) whether this benefit to the Company gives rise to any disadvantage for shareholders in purchasing units, when compared to the individual components comprising the units.

In your response letter, please fully explain to the staff how the offering price will be allocated to the components of the units.

Response: The Company has determined not to include Units in the Registration Statement and has deleted all references thereto.

Plan of Distribution (page 145)

17.  Please confirm to the staff in your response letter that the Company will submit any underwritten offering to FINRA for its prior approval of the underwriting terms.

Response: The Company confirms to the Staff that it will submit any underwritten offering to FINRA for its prior approval of the underwriting terms.

18.  In your response letter, undertake to include in any prospectus supplement, as applicable, under a section captioned “Additional Underwriter Compensation” a description of the terms of any agreement that the Company will have entered into with the underwriters or their affiliates in connection with any offering, and specify the nature of the services that the underwriters or their affiliates have provided or will provide thereunder. Further undertake to disclose whether any such fee payable thereunder is a one-time fee or whether it is payable annually. Also undertake to file all such agreements as exhibits in a post-effective amendment to the registration statement.

Dominic Minore, Esq. December 21, 2015 Page 8

Response: The Company undertakes to include in any prospectus supplement, as applicable, under a section captioned “Additional Underwriter Compensation” a description of the terms of any agreement that the Company will have entered into with the underwriters or their affiliates in connection with any offering, and specify the nature of the services that the underwriters or their affiliates have provided or will provide thereunder. The Company further undertakes to disclose whether any such fee payable thereunder is a one-time fee or whether it is payable annually and to file all such agreements as exhibits in a post-effective amendment to the registration statement.

Financial Statements

Statement of Assets and Liabilities:

19.  Explain what unearned structuring fee revenue represents.

Response: Unearned structuring fee revenue represent structuring or closing fees received by the Company in connection with its investments. Such upfront fees are accreted into income over the life of the investment and are described in Note 2 to the Company’s financial statements under the discussion of “Other Income.”

Schedule of Investments:

20.  In the 3/31/15 Schedule of Investments there is a footnote that states “the investments are guaranteed by Enhanced Equity Fund, L.P. (“EEF”). Provide more detail on this guarantee.

Response: Aphena Pharma Solutions is a portfolio company of EEF. EEF has guaranteed Aphena Pharma Solutions’ obligations to the Company pursuant to the investment. The Company has provided this additional detail in footnote 3 to the Portfolio Companies table (see page 82 of Amendment No. 1) and in the Schedule of Investments for the quarter ending September 30, 2015 (see page F-12 of Amendment No. 1).

21.  In the Footnotes to the Schedule of Investments, include the percentage of non- qualifying assets under Section 55(a) of the 1940 Act.

Response: The Company respectfully advises the Staff on a supplemental basis that as of September 30, 2015, the Company does not hold any non-qualifying assets under Section 55(a) of the 1940 Act. In the future, should the Company hold any non-qualifying assets under Section 55(a) of the 1940 Act, the Company will include in the Footnotes to the Schedule of Investments, the percentage of such non-qualifying assets.

Dominic Minore, Esq. December 21, 2015 Page 9

22.  Disclose the interest rate in effect at the balance sheet date.

Response: The Company advises the Staff on a supplemental basis that the 6-month average borrowing rate interest rate in effect at the balance sheet date was 4.35% including the Alcentra Capital InterNotes and 3.51% excluding the Alcentra Capital InterNotes.

23.  In your response, confirm that all wholly owned and all substantially wholly owned subsidiaries are consolidated with the financial statements of the Company.

Response: The Company advises the Staff on a supplemental basis that its only wholly owned subsidiary is Alcentra BDC Equity Holdings, LLC and Alcentra BDC Equity Holdings, LLC is consolidated with the financial statements of the Company.

Notes to Financial Statements:

24.  Please represent to us that the Company: (1) has sufficient unencumbered liquid assets to cover the amount of its currently outstanding unfunded commitments; and (2) will not sell additional securities unless it has sufficient unencumbered liquid assets to cover the amount of unfunded commitments outstanding at the time of any such issuance or sale. If the Company does not have sufficient unencumbered liquid assets to cover the entire balance of its currently outstanding unfunded commitments, it may reduce a portion of the unfunded commitments with unencumbered liquid assets, and consider the remaining balance of unfunded commitments as senior securities. If the Company is using this latter alternative, please provide a representation that, assuming that any outstanding unfunded commitments that are not otherwise covered with unencumbered liquid assets are senior securities, the Company has 200% asset coverage when it issues or sells its securities. Also, please provide the mathematics supporting the calculation made in one of the two foregoing tests using the information provided in the Company’s most recent publicly-filed financial statements. Please also provide us with a representation that, as of a date within 30 days of the effectiveness of the registration statement, the Company continues to meet this asset coverage requirement.

Response: The Company confirms to the Staff that, assuming that any of the Company’s unfunded commitments are senior securities, the Company will satisfy the 200% asset coverage requirement under the Investment Company Act when it issues or sells any of its securities. The calculation supporting compliance with the 200% asset coverage requirement as of September 30, 2015, is as follows:

As of September 30, 2015 (dollars in thousands)
Assets Less Non-Senior Securities Liabilities	$294,388,410
Senior Securities	$92,654,738
Unfunded Commitments	$9,754,270
Total Senior Securities and Unfunded Commitments	$102,409,008
Asset Coverage	287.46%

Dominic Minore, Esq. December 21, 2015 Page 10

The Company further represents to the Staff that, as of a date within 30 days of the effectiveness of the registration statement, the Company will continue to meet this asset coverage requirement.

Item 25. 2 Exhibits (page C-2)

25.  Please file as an exhibit the legality opinion in respect of each category of security being registered, and related consent of counsel, with your next pre-effective amendment. In this regard, it appears that the terms of the actual offerings from this registration statement have not yet been authorized by the Company’s Board of Directors. Therefore, in your response letter, also provide an undertaking on behalf of the Company to file, in a post-effective amendment with each takedown from this shelf registration statement, an unqualified legality opinion and related consent of counsel, that will be consistent with the views set forth in Staff Legal Bulletin No. 19 (CF).

Response: The Company has filed as an exhibit the legality opinion in respect of each category of security being registered, and related consent of counsel. The Company also undertakes to file, in a post-effective amendment with each takedown from the Registration Statement, an unqualified legality opinion and related consent of counsel, that will be consistent with the views set forth in Staff Legal Bulletin No. 19 (CF).

26.  File the form of articles supplementary, statement of preferences or other applicable document that establishes and fixes the rights and preferences of the preferred shares that the Company would offer through this shelf registration statement.

Response: The Company has complied with this comment.

27.  File the form of warrant agreement and warrant certificate that would be used by the Company in an offering of its warrants through this shelf registration statement.

Response: The Company has complied with this comment.

28.  File the form of agreement applicable to units, identified at the bottom of page 144, that would be used by the Company in an offering of its units through this shelf registration statement.

Response: The Company has determined not to include Units in the Registration Statement and has deleted all references thereto.

Dominic Minore, Esq. December 21, 2015 Page 11

Closing

29.  We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response: The Company acknowledges the Staff’s comment.

30.  Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Response: The Company acknowledges the Staff’s comment and has reflected the changes referenced herein in Amendment No. 1.

31.  Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with the registration statement.

Response: The Company advises the Staff on a supplemental basis that it does not presently intend to seek any exemptive or no-action relief in connection with the Registration Statement.

32.  You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Company and its management are in possession of all facts relating to Company disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response: The Company acknowledges the Staff’s comment.

Dominic Minore, Esq. December 21, 2015 Page 12

33.  In the event the Company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Response: The Company acknowledges the Staff’s comment.

Comments Received on November 12, 2015

Accounting Comment

34.  Has the Company performed an analysis as to whether the disclosure required by Rules 3-09 or 4-08(g) of Regulation S-X should be applied?

Response: Yes, the Company has performed the required analysis and included the required disclosure in Note 16 to the Company’s consolidated financial statements.

Comments to Exhibits 99.7 and 99.8

35.  Reference is made to Prospectus Supplement No. 6, dated March 20, 2015, to the Prospectus dated January 29, 2015, which was included in the Company’s Registration Statement on Form N-2 (File No. 333-199622). Such Prospectus Supplement included the Company’s Form 10-K/A in its entirety, including the Form 10-K/A signature page. Please confirm that in the future the Company will not file a prospectus supplements in such manner (i.e., it will instead include the contents of the Form 10-K or similar report in the prospectus supplement in the same manner as other information is included and presented in the Registration Statement). Also, please confirm that the Company will file, in accordance with Rule 462(d) under the Securities Act, the written consent of its auditors as an exhibit to a post-effective amendment to the Registration Statement in the event that a prospectus supplement used in connection with any offering pursuant to the Registration

Dominic Minore, Esq. December 21, 2015 Page 13

Statement includes audited financial statements not otherwise contained in the Registration Statement at the time of its effectiveness. In this regard, we note that the Company followed such an approach in connection with the prospectus supplement referenced in the first sentence above. See Post-Effective Amendment No. 6 to Form N-2 Registration Statement (No. 333-199622) filed with the SEC on March 20, 2015. Finally, please confirm that in the future the Company will file prospectus supplements in substantially the form filed as an exhibit to the Registration Statement.

Response: The Company agrees to comply with each aspect of this comment.

36.  Expand on the third paragraph in the Form of Preliminary Prospectus Supplement to be Used on Conjunction with Future Retail Notes Offerings and the Form of Preliminary Prospectus Supplement to be Used in Conjunction with Future Institutional Notes Offerings to include language similar to that included in the third paragraph of the prospectus included in the Company’s Registration Statement on Form N-2 (File No. 333-199622) filed on January 28, 2015.

Response: The Company has revised the disclosure as requested on the first page of the Form of Preliminary Prospectus Supplement to be Used on Conjunction with Future Retail Notes Offerings (the “Retail Note Prospectus”) and the second page of the Form of Preliminary Prospectus Supplement to be Used in Conjunction with Future Institutional Notes Offerings (the “Institutional Note Prospectus”)

37.   If the Notes are “senior notes,” leave space to disclose the total amount of the Company’s obligations on a consolidated basis as of a recent date, the total amount of such obligations that the Notes would be senior to and the total amount of such obligations that the Notes would be effectively and structurally subordinate to. Include such disclosure in the third paragraph in the Form of Preliminary Prospectus Supplement to be Used on Conjunction with Future Retail Notes Offerings and the Form of Preliminary Prospectus Supplement to be Used in Conjunction with Future Institutional Notes Offerings.

Response: The Company has included the additional disclosure on the first page of the Retail Note Prospectus and the second page of the Institutional Note Prospectus.

38.  On page S-12, please delete the language that indicates capitalized terms used but not defined have the meaning given thereto in the indenture governing the Notes. Do not use any terms that are defined in the indenture without also defining them in the prospectus supplement.

Response: The Company has complied with the comment on page S-12 of both the Retail Note Prospectus and the Institutional Note Prospectus.

Dominic Minore, Esq. December 21, 2015 Page 14

39.  In the last bullet point on page S-12, please include a space to indicate the amount of indebtedness that is subordinated to the Notes as of the date of the prospectus.

Response: The Company has complied with the comment on page S-12 of both the Retail Note Prospectus and the Institutional Note Prospectus.

40.  In the first bullet point on page S-13, please include a space to indicate the total amount of secured indebtedness to which the Notes are effectively subordinated, or junior in right of payment. Include all secured indebtedness in addition to any amounts outstanding under the Credit Facility.

Response: The Company has complied with the comment on page S-13 of both the Retail Note Prospectus and the Institutional Note Prospectus.

41.  On page S-13, please describe the significance of not having a sinking fund.

Response: The Company has complied with the comment on page S-13 of the Institutional Note Prospectus and page S-14 of the Retail Note Prospectus.

42.  On page S-14, please clarify that the Company is under no obligation to exercise any rights of Legal Defeasance or Covenant Defeasance.

Response: The Company has complied with the comment on page S-14 of both the Retail Note Prospectus and the Institutional Note Prospectus.

43.  In the Form of Preliminary Prospectus Supplement to be Used on Conjunction with Future Retail Notes Offerings, it is an event of default if, on the last business day of each of twenty-four consecutive calendar months, the Notes have an asset coverage, as defined in the 1940 Act, of less than 100% after giving effect to any exemptive relief granted to the Company by the SEC. Please include a risk factor explaining the risks associated with there not being an event of default under the Notes if the asset coverage is less than 200% but greater than 100%.

Response: The Company has included an additional risk factor on page S-20 of the Retail Note Prospectus and page S-19 of the Institutional Note Prospectus. The Company respectfully advises the Staff that such additional risk factor will only be included if it is applicable based on any additional negotiated events of default.

Dominic Minore, Esq. December 21, 2015 Page 15

Comments Received on December 8, 2015

Accounting Comment

44.              Based on the Company’s Schedule of Investments as of September 30, 2015, it appears that approximately 60% of the Company’s investments are valued at cost.  Please explain why valuing these investments at cost represents their fair value in accordance with ASC 820.

Response: As disclosed in the Registration Statement, the Company measures all of its financial instruments at fair value in accordance with ASC 820, which defines fair value, establishes a framework to measure fair value and requires disclosures about fair value measurements.

Fair value is a market-based measure considered from the perspective of the market participant who holds the financial instrument rather than an entity-specific measure.  Therefore, when market observable inputs are not readily available, the Company’s judgment is applied to reflect those judgments that a market participant would use in valuing the same financial instrument at the measurement date.  Greater judgment in valuation is required when inputs are less observable or unobservable in the marketplace.  The valuation of financial instruments classified in Level 3 of the fair value hierarchy of ASC 820 involves the greatest amount of judgment by the Company.

The fair value of the debt investments for which market quotations are not readily available (i.e., financial instruments classified in Level 3 of the fair value hierarchy of ASC 820) were valued as of September 30, 2015 based on input from an independent third party valuation firm and approved by the Company’s board of directors.  Because these investments are illiquid and there may not be any directly comparable companies whose financial instruments have observable market values, these investments were valued using a fundamental valuation methodology, consistent with traditional asset pricing standards, that is objective and consistently applied across all investments and through time.

The fair value of performing debt investments is typically derived utilizing a market yield analysis.  In a market yield analysis, a price is ascribed to each debt investment based upon an assessment of current and expected market yields for similar debt investments and risk profiles. Additional consideration is given to current contractual interest rates, relative maturities and other key terms and risks associated with a debt investment.  Among other factors, a significant determinant of risk is the amount of leverage used by the portfolio company relative to the total enterprise value of the portfolio company, and the rights and remedies of the Company with respect to the particular debt investment in the portfolio company.

Dominic Minore, Esq. December 21, 2015 Page 16

In connection with the performance of a market yield analysis on its debt investments, the Company obtained market data regarding the current interest rates for debt investments in the private debt market from an independent third party valuation firm (the “Valuation Firm”).  The Valuation Firm provided representative interest rates for various types of debt instruments (first lien, second lien, unitranche and unsecured debt) for middle market companies and smaller market companies.  The Company’s investment professionals reviewed the market data provided by the Valuation Firm for comparison against current deals that are in process or under consideration for investment by the Company.  As necessary, any errors, data outliers or questions regarding the market interest rates obtained from the Valuation Firm were discussed and reconciled with the Valuation Firm.  Once the market data was analyzed, reviewed and finalized, the market data provided by the Valuation Firm was averaged together with equal weighting to populate the Company’s internal market yield matrix (“Yield Matrix”).

The fair values of the debt investments held by the Company were determined by deciding on the appropriate market interest rates from the Yield Matrix to be used to perform the analysis.  Once selected, the Yield Matrix generated fair values for each of the Company’s debt investments within a range of typically 5 percentage points on a per unit basis relative to par (e.g., 95 to 100).  The Company then analyzed four data points with respect to each market yield analysis and evaluated each result to determine which point within the range is most representative of the price the Company expects that it could receive in a sale of the debt investment (i.e., the exit price) in a transaction between willing market participants.  The four data points are as follows:

•                     the low-end of the Yield Matrix;

•                     the mid-point of the Yield Matrix;

•                     the high-end of the Yield Matrix; and

•                     the current carrying value of the debt investment.[1]

The Company considered many factors in evaluating the most suitable point within the range of fair values, including, but not limited to, the following:

•                     the portfolio company’s underlying operating performance and any related trends;

[1] If the current carrying value of the debt investment is not within the range of determined fair values, then only the three other points noted above are analyzed.

Dominic Minore, Esq. December 21, 2015 Page 17

•                     the improvement or decline in the underlying credit quality measured on the basis of a loan-to-enterprise value ratio and total outstanding debt to EBITDA ratio; and

•                     changes or issues related to the portfolio company’s customer/supplier concentration, regulatory developments and other portfolio company specific considerations.

To the extent that the Company’s current carrying value was not within the range of fair values provided by the Valuation Firm, and the Company was unable to determine that any particular point within the range of fair values was more representative of the price the Company expects that it could receive in a sale of the debt investment (i.e., the exit price) than any other point within the range, the Company concluded that the current carrying value is the value most representative of the exit price in a hypothetical market transaction and no change was made to the carrying value (fair value) of the Company’s debt investment.  In instances where the Company’s carrying value as of September 30, 2015 was equal to par or amortized cost, this resulted in a fair value equal to par or amortized cost of the debt investment.

On other hand, if the Company’s current carrying value was within the range of fair values, but the Company determined that a particular point within the range of fair values was more representative of the price the Company expects that it could receive in a sale of the investment (i.e., exit price), then the carrying value of the Company’s debt investment would have been changed to equal that point (fair value).  Alternatively, if the Company’s carrying value was not within the range of fair values, then the carrying value of the Company’s debt investment would have been changed to equal a fair value within the range of determined fair values that was most representative of the price the Company expects that it could receive in a sale of the debt investment in a transaction between willing market participants.

It is also important to highlight the fairly unseasoned nature of the Company’s Level 3 debt investments (i.e., the Company has acquired the a majority of such investments since its inception in May 2014 and, in all cases, subsequent to 2010 and the fact that interest rates during this period (i.e., from 2010 to date) have been relatively stable.

For the reasons noted above, the Company and its board of directors believe that the valuation policies and procedures followed in connection with determining the purchase price (or fair value) of the debt investments to be acquired by the Company were fully consistent with ASC 820.

Dominic Minore, Esq. December 21, 2015 Page 18

45.  Reference is made to the Company’s investment in City Carting Holding Company, Inc. (“City Carting”).  Based on the Company’s Schedule of Investments as of September 30, 2015, City Carting is exploring strategic alternatives and in connection therewith the maturity date of City Carting’s preferred shares held by the Company was extended until January 1, 2016.  In addition, the interest rate on both the Series A and Series B Preferred Shares was modified to be all PIK rather than a combination of PIK and cash. Please explain why the Series B Preferred Shares were written down but the Series A Preferred Shares remained valued at cost.

Response: The Company advises the Staff that City Carting had obtained a letter of intent from a strategic buyer in the summer of 2015. The sale fell through for reasons pertaining to the tax basis in some of the City Carting assets, which resulted in the necessity to modify the interest rate on both the Series A and Series B Preferred Shares to be all PIK, rather than a combination of PIK and cash. However, City Carting has since entered into a new letter of intent with a different buyer and the Company expects the transaction to close before the end of 2015. While the Company’s board of directors determined that the uncertainty that the transaction will close in 2015 justified a write down of the Series B Preferred Shares, the board of directors determined that a write down was not necessary for the Series A Preferred Shares due to their priority in payment/liquidation over the Series B Preferred Shares.

Comments Received on December 10, 2015

Fee & Expenses

46.  Clarify in footnote 10 that the total annual expenses includes all fees and expenses incurred by Alcentra’s subsidiaries.

Response: The Company has revised the disclosure as requested. See page [ ] of Amendment No. 1.

Portfolio Companies

47.  Revise the disclosure in footnote 2 to remove the reference to Note 13 to the Company’s interim financial statements for the quarter ended September 30, 2015 and instead briefly disclose what unfunded commitments are and why they are excluded from the portfolio company table.

Response: The Company has revised the disclosure as requested. See page [ ] of Amendment No. 1.

48.  Please explain why as of September 30, 2015, Wholesome Sweeteners and Dentistry for Children were sold from Alcentra BDC Equity Holdings LLC to Alcentra Capital Corporation. Please also confirm the 1940 Act exemption that was relied on for the transfer. Also, please confirm that the sale did not and will not have any impact on the incentive fee paid or to be paid to the Company’s investment adviser. Finally, please explain to us how a tax liability resulted from the sale.

Dominic Minore, Esq. December 21, 2015 Page 19

Response: The Company advises the Staff that the interests in Wholesome Sweeteners (“Wholesome”) and Dentistry for Children (“Dentistry”) were initially transferred by Alcentra Capital Corporation to Alcentra BDC Equity Holdings LLC (the “Tax Blocker”) for the purpose of complying with the income test for qualifying as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”). After conducting further analysis, the Company determined that the income derived from the interests in Wholesome and Dentistry would be deemed to be “good” RIC income under the Code and, as a result, these investments were transferred back to the Company given that there was no reason to hold them in the Tax Blocker. The Company confirms that it relied upon the exemption provided by Rule 57b-1 under the 1940 Act, which provides that the provisions of Section 57(a) shall not apply to any person solely because that person is directly or indirectly controlled by a BDC. In the case at hand, the Tax Blocker is wholly-owned by the Company.

In addition, the Company confirms that the sale did not and will not have any impact on the incentive fee paid or to be paid to the Company’s investment adviser (i.e., the incentive fees paid to the Company’s investment adviser are based on the Company’s GAAP financial statements and the sale was a non-event for GAAP financial reporting purposes given that it involved a consolidated subsidiary).

Finally, the tax liability relating to the above-described sale relates to the fact that the Tax Blocker has elected to be a taxable entity and is not consolidated with the Company for income tax purposes. As a result, it is a separate taxpayer which generates income tax expense, benefit, and the related tax assets and liabilities with respect to the investments held by it. Thus, because one of the assets sold to the Company by the Tax Blocker had appreciated in value from the initial purchase price thereof, the Tax Blocker incurred a tax liability relating to the additional consideration by it received from the Company with respect thereto (i.e., the portion of the consideration paid by the Company relating to the appreciated value with respect to one of the assets).

*                   *                   *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0805, or Steven B. Boehm at (202) 383-0176.

Sincerely,

Harry S. Pangas

Cc:	Paul Echausse / Alcentra Capital Corporation
Steven B. Boehm / Sutherland Asbill & Brennan LLP